UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 21, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

Williamson Overlook Controlled Subsidiary - Georgetown, TX

On March 5, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Williamson Overlook Controlled Subsidiary”) for an initial purchase price of approximately $2,500,000, which was the initial stated value of our equity interest in a new investment round in the Williamson Overlook Controlled Subsidiary (the “Williamson Overlook Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Williamson Overlook Controlled Subsidiary, for an initial purchase price of approximately $22,500,000 (the “Williamson Overlook Interval Fund Investment” and, together with the Williamson Overlook Balanced II eREIT Investment, the “Williamson Overlook Investment”). The Williamson Overlook Controlled Subsidiary used the proceeds to acquire a stabilized garden style multifamily property totaling 270 units located in Georgetown, TX (the “Williamson Overlook Property”). More detail on this acquisition can be found here.

To finance the acquisition of the Williamson Overlook Property, a $27,500,000 senior loan with a one (1) year term at a SOFR plus 1.50% interest rate with one year interest only was secured.

On March 9, 2022, the Williamson Overlook Controlled Subsidiary refinanced the Williamson Overlook Property via a shared Revolving Credit Facility that bears interest at SOFR plus an applicable margin ranging from 1.55% to 1.75%. More detail on the Revolving Credit Facility can be found here.

On July 21, 2023, the Williamson Overlook Controlled Subsidiary refinanced the Williamson Overlook Property via a $32,318,000 senior mortgage loan from KeyBank / Fannie Mae (the “Williamson Senior Loan”). The Williamson Senior Loan features an LTV of approximately 48% and a fixed interest rate of 5.21% per annum with a 5-year term and 5 years interest-only. The Williamson Overlook property is no longer collateral to the Revolving Credit Facility, and the Williamson Overlook Controlled Subsidiary is no longer a Borrower or Subsidiary Guarantor to the Revolving Credit Facility.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 25, 2023